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                     October 28, 2022

       Nicolas Link
       Chief Executive Officer
       Ilustrato Pictures International, Inc.
       26 Broadway, Suite 934
       New York, NY 10004

                                                        Re: Ilustrato Pictures
International, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 19,
2022
                                                            File No. 000-56487

       Dear Nicolas Link:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, the filing does not include financial statements as required by Item 13 of Form 10 and Article 8 of
       Regulation S-X. In this regard, we note the disclosure on page 60 that
"The
       Company   s audited financial statements for the fiscal years ended
December 31, 2021, and
       December 31, 2020, are included here on pages F-11 through F-26 and were audited by Pipara
       & Co LLP." However, the report of Pipara & Co LLP on page F-11 is a review report related to your interim financial statements as of and for the three-month period ended June 30, 2022.
       Further, it appears from the consent filed as exhibit 23 that Pipara & Co LLP may have issued a report expressing a disclaimer of opinion for the years ended December 31, 2021 and 2020, which does not meet the requirements of Article 2 of Regulation S-X.

               This registration statement will become effective on December 18, 2022. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective. Nicolas Link
Ilustrato Pictures International, Inc.
October 28, 2022
Page 2

       Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameNicolas Link                          Sincerely,
Comapany NameIlustrato Pictures International, Inc.
                                                        Division of Corporation
Finance
October 28, 2022 Page 2                                 Office of Manufacturing
FirstName LastName